SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

REDWOOD MORTGAGE INVESTORS VIII
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC.
AND MACKENZIE CAPITAL MANAGEMENT, LP

(Bidders)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

758059307
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$6,000,000	$697.20

*	For purposes of calculating the filing fee only. Assumes the purchase of 30,000,000 Units at a purchase price equal to $0.20 per Unit in cash.

[ ]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, LP (collectively the “Purchasers”) to purchase up to 30,000,000 Units of limited partnership interest (the “Units” as defined below) in Redwood Mortgage Investors VIII (the “Partnership”), the subject company, at a purchase price equal to $0.20 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 21, 2015 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any distributions made after June 4, 2015 or such other date to which this Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Unit holders to the Purchasers.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date. Purchasers are entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Unit holders with respect to the transferred Units, regardless of when the claims asserted and such action accrued.

The Partnership had 8,400 limited partners of record with an aggregate capital of $188,906,000 as of DECEMBER 31, 2014, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2014.  For the purposes of this Offer, each limited partner has a number of Units equal to such limited partner’s capital account balance as of December 31, 2014 (hereinafter referred to as a “Unit”).  The Purchasers and their affiliates currently beneficially own 9,464.8 Units, or approximately 0.01% of the outstanding Units (the Partnership does not disclose the total outstanding capital account balance of all limited partners; we assume for the purpose of this calculation throughout the Offer that it is approximately equal to the total limited partners’ capital on the balance sheet).  The 30,000,000 Units subject to the Offer constitute 15.88% of the outstanding Units.  Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $6,000,000 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

The address of the Partnership’s principal executive offices is 1825 South Grant Street, Suite 250, San Mateo, California 94402, and its phone number is (650) 365-5341.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated April 21, 2015

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Unit holders dated April 21, 2015
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 21, 2015

MacKenzie Realty Capital, Inc.

By:	/s/ Chip Patterson
Chip Patterson, Secretary